                                  Filed by: Northrop Grumman Corporation
                                            and NNG, Inc.
                                  Pursuant to Rule 425 Under the
                                  Securities Act of 1933
                                  Subject Company: Litton Industries, Inc.
                                                   (Commission file No. 1-3998)





NEWS                                          Northrop Grumman Corporation
                                              Public Information
NORTHROP GRUMMAN                              1840 Century Park East
                                              Los Angeles, California 90067-2199
                                              Telephone 310-553-6262
                                              Fax 310-556-4561

              Contact:  Jim Taft (Media) (310) 201-3335
                        Gaston Kent (Investors) (310) 201-3423

For Immediate Release


NORTHROP GRUMMAN MODIFIES AND EXTENDS
--------------------------------------
TENDER OFFER FOR LITTON INDUSTRIES INC.
---------------------------------------

     LOS ANGELES -- Feb. 1, 2001 -- Northrop Grumman Corporation (NYSE: NOC) announced today the amendment and extension of its pending tender offer for the common and preferred stock of Litton Industries Inc. (NYSE: LIT) from Feb. 2, 2001, to March 1, 2001, at midnight E.S.T.

     The offer is being modified and extended in accordance with the terms of the amended merger agreement between the two companies, which was announced on Jan. 24, 2001. The amended offer permits Litton common stockholders who tender their shares the choice, per share, of $80 in cash, common stock valued at $80.25 or eight-tenths of a share of a new Series B preferred stock. The common stock and Series B preferred stock are limited in number and subject to proration depending on the amounts elected. There will be no proration of cash elections. Northrop Grumman announced its intention to acquire Litton on Dec. 21, 2000.

     A registration statement was filed today for the exchange offer with the Securities and Exchange Commission (SEC). The statement must be declared effective by the SEC prior to the acceptance of tendered shares.

     As of the close of business Jan. 30, 2001, approximately 3,325,290 shares of Litton common stock and 76,484 shares of Litton preferred stock have been validly tendered and not withdrawn pursuant to the exchange offer.

                                    -more-
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NORTHROP GRUMMAN MODIFIES AND EXTENDS
--------------------------------------
TENDER OFFER FOR LITTON INDUSTRIES INC.
---------------------------------------

     Northrop Grumman also today announced that on Jan. 31, 2001, it refiled documents for review under the Hart-Scott-Rodino Act with the appropriate governmental agencies.

     Requests for assistance or for copies of the exchange offer materials should be directed to the information agent for the offer, Georgeson Shareholder Communications Inc., at (212) 440-9915 or toll-free at (800) 223-2064.

     Northrop Grumman Corporation, headquartered in Los Angeles, is a world-class, high technology company providing innovative solutions in systems integration, defense electronics and information technology for its U.S. and international military, government and commercial customers, as a prime contractor, principal subcontractor, team member or preferred supplier. The company had revenues of $7.6 billion in 2000 and now has a workforce of approximately 39,000 employees.

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                                                                         0201-19



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